EXHIBIT 12.1
FEDERAL EXPRESS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 28,	February 29,	Year Ended May 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings:
Income before income taxes	$888	$1,428	$1,846	$1,984	$1,734	$1,305	$541
Add back:
Interest expense, net of capitalized interest	9	20	19	40	54	73	64
Portion of rent expense representative of interest factor	436	444	587	580	630	600	583

Earnings as adjusted	$1,333	$1,892	$2,452	$2,604	$2,418	$1,978	$1,188

Fixed Charges:
Interest expense, net of capitalized interest	$9	$20	$19	$40	$54	$73	$64
Capitalized interest	41	30	46	32	27	13	7
Portion of rent expense representative of interest factor	436	444	587	580	630	600	583

	$486	$494	$652	$652	$711	$686	$654

Ratio of Earnings to Fixed Charges	2.7	3.8	3.8	4.0	3.4	2.9	1.8